AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE GLOBAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement is made as of March 1, 2020, by and between T. ROWE PRICE GLOBAL FUNDS, INC., a Maryland corporation (f/k/a T. Rowe Price Institutional International Funds, Inc.) (the “Corporation”), on behalf of the T. Rowe Price Global Value Equity Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into an Investment Management Agreement dated as of April 24, 2012 (the “Agreement”);

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective March 1, 2020, to restructure the Fund’s management fee and to amend the Agreement, and has determined that such actions would be in the best interest of the Fund and its shareholders;

 WHEREAS, the Corporation’s Board of Directors has approved the issuance of classes of shares of the Fund called the Investor Class and the I Class (each, a “Class,” and together “Classes”);

 WHEREAS, as set forth in the Agreement, the Manager receives an annual management fee from the Fund for investment management and financial, accounting, and administrative services; and

 WHEREAS, the Corporation’s Board of Directors, including a majority of the Directors who are not interested persons of the Corporation, has approved the restructuring of the Fund’s management fee; and

 WHEREAS, the parties hereto desire to amend the Agreement to make the non-material changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3(A) of the Agreement is amended to insert the following defined term at the end thereof prior to the period at the end of the sentence: (“Fee Rate”).

 2. Paragraph 3(B) of the Agreement is hereby amended to change the title of the Paragraph to “Method of Computation of the Fee Rate.”

 3. The following new Paragraph 3(C) is hereby inserted after Paragraph 3(B) and Paragraph 3(C) and 3(D) are hereby renumbered as Paragraph 3(D) and 3(E), respectively.

  C. Alternative Management Fee Rate. The Fund shall pay the Manager a fee rate, which will consist of two components: a Group Management Fee (“Group Fee”) and an Individual Fund Fee (“Fund Fee Rate”), (“Combined Fee Rate”) in lieu of the Fee Rate provided that the Combined Fee Rate is less than the Fee Rate (“Fee Rate Limit”). The Combined Fee Rate shall be paid monthly to the Manager on the first business day of the next succeeding calendar month and shall be calculated as follows:

    (1) Group Fee. The monthly Group Fee (“Monthly Group Fee”) shall be the sum of the daily Group Fee accruals (“Daily Group Fee Accruals”) for each month. The Daily Group Fee Accrual for any particular day will be computed by multiplying the Price Funds’ group fee accrual as determined below (“Daily Price Funds’ Group Fee Accrual”) by the ratio of the Fund’s net assets for that day to the sum of the aggregate net assets of the Price Funds for that day. The Daily Price Funds’ Group Fee Accrual for any particular day shall be calculated by multiplying the fraction of one (1) over the number of calendar days in the year by the annualized Daily Price Funds’ Group Fee Accrual for that day as determined in accordance with the following schedule:

Price Funds Annual Group Base Fee Rate for Each Level of Assets
0.480%	First $1 billion
0.450%	Next $1 billion
0.420%	Next $1 billion
0.390%	Next $1 billion
0.370%	Next $1 billion
0.360%	Next $2 billion
0.350%	Next $2 billion
0.340%	Next $5 billion
0.330%	Next $10 billion
0.320%	Next $10 billion
0.310%	Next $16 billion
0.305%	Next $30 billion
0.300%	Next $40 billion
0.295%	Next $40 billion
0.290%	Next $60 billion
0.285%	Next $80 billion
0.280%	Next $100 billion

Price Funds Annual Group Base Fee Rate for Each Level of Assets
0.275%	Next $100 billion
0.270%	Next $150 billion
0.265%	Thereafter

    The Price Funds shall include all the mutual funds distributed by T. Rowe Price Investment Services, Inc., (except for Spectrum Funds, Retirement Funds, Retirement I Funds, Target Funds, TRP Reserve Investment Funds, any index or private label mutual funds, and certain other funds). For the purposes of calculating the Daily Price Funds’ Group Fee Accrual for any particular day, the net assets of each Price Fund shall be determined in accordance with the Fund’s prospectus, as of the close of business on the previous business day on which the Fund was open for business.

    (2) Fund Fee Rate. The monthly Fund Fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month, subject to the Fee Rate Limit. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.35% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Fund’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE GLOBAL FUNDS, INC.
/s/Shannon Hofher Rauser ______________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/Darrell N. Braman By:_______________________________________ Darrell N. Braman, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman ______________________________________ Darrell N. Braman, Vice President	/s/David Oestreicher By:_______________________________________ David Oestreicher, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\IGV Amendment to Investment Management Agreement.docx